FOIA Confidential Treatment Requested by Citigroup Inc.

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

April 27, 2012

VIA EDGAR CORRESPONDENCE

Stephanie J. Ciboroski

Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549-7553

Re:              Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 24, 2012

File No. 001-09924

Dear Ms. Ciboroski:

Enhancement of Citigroup’s disclosures is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all of our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated April 9, 2012.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Local Consumer Lending

Japan Consumer Finance, page 33

1.              In future filings, please quantify the aggregate amount of loans outstanding with interest rates within the gray zone.

Citi advises the Staff that the aggregate amount of loans outstanding that currently charge or have previously charged interest rates in the gray zone was approximately [***] and [***] as of December 31, 2011 and March 31, 2012, respectively.

[***] This information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-1

We also note for the Staff that Citi utilized gray zone reserves during the first quarter of 2012 and that there were otherwise no material developments regarding gray zone matters during the quarter.  Accordingly, Citi does not intend to update its disclosures relating to gray zone in its upcoming Quarterly Report on Form 10-Q for the first quarter of 2012 (“First Quarter Form 10-Q”). However, Citi will quantify the aggregate amount of loans outstanding that currently or have previously charged interest rates in the gray zone, as set forth above, when and if it next updates this disclosure.

Citi Holdings — Local Consumer Lending

Payment Protection Insurance, page 34

2.              We note your disclosure related to the issuance, in 2008 and prior, of Payment Protection Insurance (PPI) by certain of your UK subsidiaries, including the fact that the practice of issuing PPI has recently been the subject of intense review and focus by the UK regulators and the Financial Services Authority (FSA). Please respond to the following:

•            We note that you recorded an additional $330 million reserve in 2011 related to PPI claims. Please tell us the amount of the original, or initial, reserve recorded, and when it was recognized. Please explain in more detail how this additional reserve estimate was developed, and whether it solely consists of amounts expected to be reimbursed to purchasers of the PPI policies or other provisions as well. Please also tell us the timing of the recording of this additional reserve within 2011.

Citi recorded its initial reserve relating to PPI in the third quarter of 2009 (we clarify for the Staff that Citi’s disclosure does not indicate the UK regulators, particularly the FSA, have “recently” focused on this issue, but rather that this issue “has been, and continues to be, the subject of intense review and focus.”).  The initial reserve was [***] recorded in the third quarter of 2009, and a further reserve of [***] was added in the fourth quarter of 2009, with a balance at year-end 2009 of [***].  During 2010, Citi recorded an aggregate additional [***] to its PPI reserve, resulting in a balance of [***] as of year-end 2010.  None of these amounts in 2009 and 2010 materially impacted the results of operations of Citi Holdings — Local Consumer Lending, either on a quarterly or annual basis.

During 2011, Citi recorded the following additional reserves relating to PPI:

Q1 2011: [***]

Q2 2011: [***]

Q4 2011: [***]

As we disclosed, the substantial increase in the reserve build during 2011, particularly in the second quarter of 2011, reflected the FSA’s requirement in early 2011 for all firms engaged in the sale of PPI in the UK to review their historical PPI sales processes as well as proactively contact customers and invite them to have their individual sale reviewed.

With respect to the determination of the reserve, the reserve reflects two categories of sales: (1) those sales for which Citi is required to proactively contact customers (i.e., as disclosed, policies sold after January 2005); and (2) those sales for which Citi is only required to deal reactively with complaints (i.e., policies sold before January 2005).

[***] This information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-2

For pre-2005 sales, the reserve reflects projected volumes of complaints and payment rates based on historical run rates. For post-2005 sales, the reserve reflects those specific portfolios and time periods for which Citi has identified issues with its sales process, together with projected response rates to any direct customer contact exercise and the expected percentage of resulting responses for which Citi expects to pay redress (Citi has not yet commenced any customer contact exercise). As we disclose, Citi believes that the potential customer response to the direct customer contact exercise is subject to significant uncertainty and lack of predictability.

Citi’s existing PPI reserve consists solely of estimated amounts expected to be reimbursed to purchasers of the PPI policies (either directly to the customer or in certain cases indirectly to the purchasers of divested portfolios).

•            Given your disclosure that redress generally involves repayment of premiums and the refund of all contractual interest together with compensatory interest of 8%, please tell us and disclose the total amount of policies sold during the time periods covered by the review (January 2005 forward).

Citi advises the Staff that the total number of policies sold after January 2005 (across all applicable Citi businesses in the UK) was approximately [***], for which premiums totaling [***] were collected.  We also note for the Staff that Citi made no material build or release to its PPI reserve during the first quarter of 2012 and, accordingly, does not intend to update its disclosures relating to PPI in its upcoming First Quarter Form 10-Q.  However, Citi will disclose the total amount of policies sold, as set forth above, when and if it next updates this disclosure.

•                  Clarify whether you are still obligated under the policies for which you have provided redress.

As a general rule, if a customer is provided redress pursuant to a PPI mis-selling complaint, the customer’s policy is immediately cancelled and Citi does not have any further obligations under the policy.  However, for certain complaints relating to single premium policies, FSA rules permit Citi to conclude that the customer would have bought a policy with a monthly premium rather than a single premium.  If Citi elects this approach, then it must follow it consistently across all eligible customers and, in such circumstances, the customer would be offered continuation of insurance coverage (which the customer then has a choice to accept).

Capital Resources and Liquidity

Funding and Liquidity

Long-Term Debt, page 48

3.              We note your tabular disclosure on page 49 related to long-term debt issuances and maturities for each of the last three years. You disclose in footnote one to this table that the long-term debt line item represents “structural long-term debt” issuances, which is a non-GAAP measure because it excludes certain structured notes such as equity-linked and credit-linked notes that have early redemption features effective within one year. Please address the following:

•                  In order to avoid confusion for readers and to more transparently convey that this is a non-GAAP measure, revise this line item in future filings to either more appropriately entitle it “structural long-term debt” or to include the label non-GAAP within the line item description. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

[***] This information has been redacted in accordance with Citigroup’s request for confidential treatment

CITI B-3

•                  Item 10(e)(1)(i)(B) of Regulation S-K requires a reconciliation of non-GAAP measures to the most directly comparable financial measure presented in accordance with GAAP. Since this tabular disclosure does not present an end-of-period amount but, rather, a cash flow amount during the period, in lieu of a typical reconciliation please revise your disclosure in footnote one to the table in future filings to disclose the amount of structured notes (i.e. equity-linked notes and credit-linked notes) that are excluded from the amounts in the table.

•                  Please tell us and revise your disclosure in future filings to address whether the structured notes that are excluded from the issuances and maturities table are also included or excluded from your expected long-term debt maturities tabular disclosure on page 49. If the structured notes amounts are included in this disclosure, please include a footnote that explains in which aging bucket they are included.

To the extent we include these disclosures in our future filings, Citi will revise its long-term debt issuances and maturities tables to include the revisions and information requested by the Staff.  Specifically:  (i) to the extent it includes the “structural long-term debt” metric, Citi will label it “structural long-term debt”; (ii) Citi will include the amount of structured notes excluded from the long-term debt amounts; and (iii) Citi will make clear whether or not the aggregate expected long-term debt maturities table includes the structured notes and, if included, where and in what bucket they are included.  Citi advises the Staff that the structured notes were included in the expected long-term debt maturities table on page 49 of the 2011 Annual Report on Form 10-K (“Form 10-K”), under “Senior/subordinated debt” line item, of which $0.4 billion was included in 2012, $0.9 billion was included in 2013, $0.5 billion was included in 2014, $0.5 billion was included in 2015, $0.4 was included in 2016 and $1.5 billion was included in 2017 and beyond.

Contractual Obligations, page 54

4.              We note that your table of contractual obligations appears to exclude the related interest expense on your long term debt obligations, which appears to be quite significant based on your disclosure on page 103 of interest expense on your long-term debt and based on your disclosure of cash paid during the year for interest on your consolidated statements of cash flows. Please revise this table in future filings to include estimated interest payments on your long-term debt and disclose any assumptions you made to derive these amounts.

Citi will revise its contractual obligations table and accompanying disclosure in future filings, where such table or changes thereto are required to be included, to include the information requested by the Staff.

Managing Global Risk

Country and Cross-Border Risk, page 107

5.              We note your disclosure beginning here related to sovereign exposures, and acknowledge that such disclosure is enhanced in this Form 10-K due in part to guidance issued by the Division of Corporation Finance in CF Disclosure Guidance: Topic No. 4. However, we believe certain areas of your disclosure could be further enhanced to provide more clarity and information regarding your exposure to sovereign entities. Please address the following:

•                  We note your disclosure of gross funded loans before reserves by country. Revise your disclosure in future filings to also provide quantification of the net amount of funded loans after reserves by country to give investors a better sense of your true net current exposure.

CITI B-4

Beginning with the First Quarter Form 10-Q, Citi intends to quantify the amount of loan loss reserves allocated to its funded loans and unfunded commitments for each of France and the GIIPS (in aggregate).  (The countries included in Citi’s disclosures may change over time, as suggested by the Staff in its disclosure guidance.)  This information will be included as a footnote to the Country Risk table, and thus investors will be able to determine the funded loan and unfunded commitments exposure net of reserves.

•                  You disclose that you purchase credit protection from financial institutions predominantly outside of GIIPS and France, and that you generally seek to purchase CDS products from counterparties that would not be correlated with the underlying credit exposure you are hedging. Please revise your future filings to describe in greater detail the types of counterparties from whom you purchase credit protection, and give an indication of those counterparties’ credit quality.

As a result of the Staff’s disclosure guidance, Citi substantially enhanced its disclosures regarding credit default swaps (“CDS”) in its Country Risk disclosures, including by adding an entirely separate and new section entitled “Credit Default Swaps.”  We believe this section includes much of the information requested by the Staff in its comment.  Specifically, Citi disclosed that it purchases CDS “with financial institutions that Citi believes are of high quality.”  We further state that “[t]he counterparty credit exposure that can arise from the purchase or sale of credit default swaps is usually covered by legally enforceable netting and margining agreements….”  We also state that “[w]ith respect to the $16.9 billion net purchased CDS contracts on underlying GIIPS reference entities, approximately 89% has been purchased from non-GIIPS counterparties.  With respect to the $10.4 billion net purchased CDS contracts on underlying French referenced entities, approximately 72% has been purchased from non-French counterparties.”  Citi believes that the disclosure provided adequately describes the types and credit quality of the counterparties from whom Citi has purchased credit protection and the risk management practices used to manage and mitigate the counterparty exposure.  Citi intends, however, to enhance its disclosure in the First Quarter Form 10-Q to (a) clarify that “high quality” means “investment grade” and (b) disclose the percentage of net purchased CDS contracts purchased from investment grade counterparties in each of the GIIPS and France.

•                  You disclose that management assesses the risk of loss associated with sovereign exposures on a regular basis. Please expand this disclosure to discuss examples of indirect risk exposures and describe how management monitors and/or mitigates the effects of indirect exposure to risk.

Citi does not know what the Staff is referring to when it refers to “indirect” exposures, nor is such term understood or used by Citi management or internal risk in categorizing, managing or mitigating its risk associated with sovereign exposures.  (We also note that the Staff guidance does not appear to offer a definition of the term.)  Citi confirms for the Staff that we believe we have appropriately described the significant risks associated with its sovereign exposures in its Form 10-K, and we will continue to do so, so long as warranted.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 136

6.              We note your presentation of Other, net within the operating activities section of your consolidated statement of cash flows for each of the three years ended December 31, 2011. Given the significance of this line item to your cash (used in) provided by operating activities for the years presented, and the significant fluctuation in the balance from year to year, please tell us the significant components that make up the balance for the years presented.

CITI B-5

Citi advises the Staff that the Other, net line in our Consolidated Statement of Cash Flows is composed of numerous different components which are far too extensive and, with the exceptions set forth below, immaterial to itemize separately. However, we advise the Staff that the two largest components of the Other, net line item are typically the net change in Other Assets and net change in Other Liabilities lines in our Consolidated Balance Sheet.  Accordingly, in future filings, we will disclose these two items on separate lines in our Consolidated Statement of Cash Flows.

Note 15 - Investments

Evaluating Investments for Other-Than-Temporary Impairments, page 190

7.              We note your disclosure related to the temporary impairment of your equity method investment in the Morgan Stanley Smith Barney (MSSB) joint venture. Please address the following:

•                  You assert that, as of December 31, 2011, you do not plan to sell your investment in this joint venture prior to recovery of the value. Please tell us how you were able to reach this conclusion given the fact that you are currently in negotiations with Morgan Stanley to sell at least part of your equity interest in this joint venture pursuant to options held by Morgan Stanley.

Despite media reports to the contrary, Citi’s management has not been part of any negotiations with Morgan Stanley regarding the sale of any portion of its 49% investment in MSSB and Citi has not formulated any plan to sell its shares. As we have previously disclosed, the agreements between Citi and Morgan Stanley provide that Morgan Stanley has three call options that it can exercise starting on June 1, 2012, for 14% of the common membership interests of MSSB (the “MS 14% Call”), June 1, 2013, for an additional 15% of the common membership interests of MSSB (the “MS 15% Call”) as well as for the MS 14% Call, if not previously exercised, and June 1, 2014 for the remaining 20% of the common membership interests in MSSB as well as for the MS 14% Call, if not previously exercised and the MS 15% Call, if not previously exercised.

Following the later of (i) May 31, 2015 and (ii) the one year anniversary of the consummation of the MS 15% Call, Citi could decide to put its remaining 20% of the common membership interests in MSSB to Morgan Stanley. All options would be exercised at fair market value following a methodology outlined in the agreements.

Additionally, if an initial public offering has not been completed by May 31, 2015, each of Citi and Morgan Stanley will have the right to require MSSB to effect an initial public offering.

•                  We note that you have based the fair value of this equity investment on “the midpoint of the current range of estimated values.” However, you do not disclose this range, nor do you disclose how the range was estimated. Please tell us and revise future filings to disclose how you calculated the range of estimated fair value of this equity investment, including assumptions used in your analysis. Please also disclose the range and midpoint of the range so that the amount of temporary impairment (i.e. fair value less than the carrying value of $10 billion) is clear to readers.

In the First Quarter Form 10-Q, similar to the Form 10-K, Citi intends to disclose its carrying value in the joint venture as of March 31, 2012. Citi will also disclose that, as of such date, the midpoint of Citi’s range of estimated fair values for this investment was above its carrying value, and thus that there is no temporary impairment as of such date.

Citi disclosed the quantitative and qualitative measures taken into account in the evaluation of equity investments in considerable detail in the Form 10-K. At least where there is no temporary impairment, or indeed if any temporary impairment is immaterial, Citi does not intend to disclose any additional information regarding

CITI B-6

valuation, including information about its methodology or the range of estimated fair values, since such information would be immaterial.

In addition, such disclosure could place Citi at a competitive disadvantage in the event that negotiations with Morgan Stanley regarding fair value were to take place in connection with the exercise of the above-referenced options, to the disadvantage of Citi shareholders. Historically, the SEC has been sensitive to premature disclosure of information that may jeopardize the completion of transactions (see, e.g., Release No. 33-6835 (May 18, 1989)). Because additional disclosure about the estimated fair value of this equity investment could be prejudicial, Citi does not intend to disclose such information.

Investments in Alternative Investment Funds that Calculate Net Asset Value per Share, page 193

8.              We note that both the fair value and the unfunded commitments balance as of December 31, 2011 decreased substantially from the amounts as of December 31, 2010. We also note that this activity appears to be a subset of the activity within the non-marketable equity securities fair value rollforward information presented on page 250, but given that it is only a portion of this activity, it is not entirely clear what the drivers in the change in balance are due to. Please tell us and revise future filings to discuss the reason(s) for the decrease. If it is due to asset sales, please disclose the gain (loss) recorded on the sales, if material. Additionally, as part of your response, please tell us why the vast majority of these securities are classified as Level 3 in the fair value hierarchy based on the guidance in ASC 820-10-35-58.

The approximate [***] reduction in total fair value from December 31, 2010 to December 31, 2011 consisted of a [***] decrease related to sales and distributions, [***] increase related to new investments and changes in valuation, and a [***] reduction to remove from the disclosure amounts for investments in certain consolidated private equity funds. The approximate [***] reduction in total unfunded commitments from December 31, 2010 to December 31, 2011 consisted of [***] related to capital calls and sales and [***] to remove amounts related to investments in certain consolidated private equity funds. Please note that the removal of amounts related to the consolidated private equity funds did not affect Citi’s Consolidated Income Statement, Consolidated Balance Sheet, or Consolidated Statement of Cash Flows, or the activity reported within the non-marketable equity securities rollforward presented on page 250 of the Form 10-K. The removal of the amounts related to the consolidated private equity funds was deemed to be immaterial and was therefore not separately discussed in the Form 10-K.

The asset sales during these periods resulted in a loss that was deemed to be immaterial and was thus not disclosed. In our view, including disclosures summarizing the reasons for the decrease in the amounts from December 31, 2010 to December 31, 2011 in our future filings would be confusing and not helpful to our investors as the relevant comparative balance sheet information for the periods prior to December 31, 2011 will not be provided in those filings. However, to the extent there are material gains or losses on sales of investments that occur at amounts other than net asset value, Citi will include disclosure similar to the below in its future filings:

During the period, approximately $x billion of investments were sold at amounts other than net asset value, resulting in gains/losses of approximately $xxx million.

As stated in our disclosure, the investments in private equity and real estate funds cannot be redeemed and the investments in hedge funds are generally subject to lockups or gates, or have redemption periods that do not coincide with the measurement date. As such, the investments are classified in Level 3 of the fair value hierarchy pursuant to the guidance in ASC 820-10-35-58b and ASC 820-10-35-58c.

[***] This information has been redacted in accordance with Citigroup’s request for confidential treatment

CITI B-7

Note 29 - Contingencies, page 267

9.              We note your disclosure on page 269 related to your settlement with the United States Attorney’s Office related to FHA-insured loans. We also refer to your response to prior comment six in your response letter dated June 29, 2011 in which you stated that you had not experienced an increase in claim denials from the U.S. Government on FHA/VA loans in 2010 or 2011, and that your collection experience on FHA/VA loans had been relatively stable. Please tell us how these recent developments (e.g. the settlement agreement) have affected your claim denials and/or collection experience with the U.S. Government on these types of loans. In addition, please tell us whether this had any impact on your origination, underwriting or endorsement of VA loans. In this regard, we note from your disclosure on page 84 that over 50% of your U.S. mortgage loans that are guaranteed by U.S. government agencies are greater than 90 days past due and approximately 75% are past due, as of December 31, 2011. Please also tell us whether there are any other restrictions on your ability to currently offer FHA or VA loans, notwithstanding your disclosure that indicates you will continue to participate in the Direct Endorsement Lender program.

We note for the Staff that the FHA settlement was limited to FHA loans; it has no impact on Citi’s origination, underwriting or endorsement of VA loans.  Citi’s collection experience on VA loans remains relatively stable.

In connection with the FHA settlement, the Department of Housing and Urban Development agreed that it would not reduce or deny any FHA insurance claims on the grounds of alleged origination issues with loans originated by Citi prior to February 15, 2012, the effective date of the settlement.  Given the recent nature of the settlement, it is too early to determine what effect, if any, the settlement will have on claim denials and/or collections associated with FHA loans.  To date, Citi’s collection experience on FHA loans remains stable.  Of course, to the extent Citi’s claim denials or collection experience for either FHA or VA loans materially deteriorates, Citi will include disclosure regarding this trend at such time.

Citi has no restrictions on its ability to currently offer FHA or VA loans.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ John C. Gerspach
John C. Gerspach
Chief Financial Officer

CITI B-8